Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES RENEWED FRAMEWORK WITH

NOKIA SIEMENS NETWORKS

Ottawa, Canada, April 10, 2013 - DragonWave Inc. (TSX: DWI, NASDAQ: DRWI) today announced changes to its existing operational framework with Nokia Siemens Networks. In line with the renewed framework, DragonWave will continue to be the preferred, strategic supplier to Nokia Siemens Networks of packet microwave and related products, and the companies will jointly coordinate technology development activities.

The renewed framework will strengthen the alliance between both companies. This reinforces Nokia Siemens Networks’ strong commitment to its mobile broadband customers, who will continue to enjoy a complete mobile broadband solution including FlexiPacket Microwave Radios supplied by DragonWave. With this, mobile operators will be able to further drive innovation in the high capacity E-Band and small cell domains.

Under the terms of the renewed framework Nokia Siemens Networks will provide DragonWave with an immediate cash payment of €10.6M. This will clear the contingent receivable on DragonWave’s balance sheet. Nokia Siemens Networks will take on additional commitments and costs so that DragonWave can continue to develop world class microwave products at competitive prices and focus on excellence in quality and supply. The Italian services agreement, pursuant to which Nokia Siemens Networks has provided R & D and certain other services to DragonWave since June 1, 2012, is terminated. As a result of this action DragonWave expects that operating costs will be reduced by approximately €3M per quarter. DragonWave expects to pay a termination fee totaling approximately €7M over the balance of fiscal year 2014.

DragonWave has rebranded the products acquired from Nokia Siemens Networks as “Harmony” products and will continue the support and development of these products, which will also be sold via Nokia Siemens Networks. The strategic agreement envisions Nokia Siemens Networks continuing to maintain the commercial interface to mobile customers and “Harmony” remains a fundamental part of its Mobile Broadband proposition.

“The new arrangements being announced today are intended to streamline our operations and customer outreach strategy to better serve Nokia Siemens Networks and its customers.  We look forward to continuing to pursue market opportunities together with Nokia Siemens Networks,” said DragonWave President and CEO Peter Allen.

“We believe that, by 2020, mobile networks will need to be ready to deliver one gigabyte of personalized data per user per day profitably and we are committed to offering our customers the best mobile broadband solution possible including the microwave that DragonWave brings to the table,” added Marc Rouanne, executive vice president, mobile broadband at Nokia Siemens Networks.

In addition to the new arrangements with Nokia Siemens Networks, DragonWave confirmed that as part of ongoing cost reductions it has also recently reduced its senior management positions by 33%. An update on the overall impact of DragonWave’s cost reduction programs will be provided on DragonWave’s next results conference call.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are identified by the use of terms and phrases such as “will”, “intend”,  “believe”, “expect” or similar expressions.  Forward-looking statements include statements as to potential benefits for DragonWave and its stakeholders of the renewed framework with Nokia Siemens Networks, including the expected reduction in DragonWave’s operating costs.  These statements are subject to certain assumptions, risks and uncertainties, including DragonWave’s view of its ongoing preferred, strategic supplier relationship with Nokia Siemens Networks and DragonWave’s position in the marketplace, and the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024